**EXHIBIT 11**

# CLECO CORPORATION
## COMPUTATION OF NET (LOSS) INCOME PER COMMON SHARE

|  | For the years ended December 31, | | |
| --- | --- | --- | --- |
|  | **2003** | 2002 | 2001 |
|  | (Thousands, except share and per share amounts) | | |
| **Basic** |  |  |  |
| Net (loss) income from continuing operations | $ **(34,929)** | $ 71,875 | $ 72,273 |
| Preferred dividend requirements, net | **(1,861)** | (1,872) | (1,876) |
| Net (loss) income applicable to common stock from continuing operations | **(36,790)** | 70,003 | 70,397 |
| Basic net (loss) income per common share from continuing operations | $ **(0.79)** | $ 1.51 | $ 1.56 |
| Loss from discontinued operation, net | **-** | - | (2,035) |
| Basic loss per common share from discontinued operation | $ **-** | $ - | $ (0.04) |
| Total basic net (loss) income applicable to common stock | **(36,790)** | 70,003 | 68,362 |
| Total basic net (loss) income per common share | $ **(0.79)** | $ 1.51 | $ 1.52 |
| Weighted average number of shares of common stock outstanding during the year | **46,820,058** | 46,245,104 | 45,000,955 |
| **Diluted** |  |  |  |
| Net (loss) income applicable to common stock from continuing operations | $ **(36,790)** | $ 70,003 | $ 70,397 |
| Adjustments to net (loss) income related to ESOP under the "if-converted" method: |  |  |  |
| Add loss of deduction from net income for actual dividends paid on convertible preferred stock, net of tax | **-** | 1,287 | 1,325 |
| Deduct additional cash contribution required which is equal to dividends on preferred stock less dividends paid at the common dividend rate, net of tax | **-** | (74) | (37) |
| Add tax benefit associated with dividends paid on allocated common shares | **-** | 590 | 526 |
| Adjusted (loss) income applicable to common stock from continuing operations | **(36,790)** | 71,806 | 72,211 |
| Diluted net (loss) income per share from continuing operations | $ **(0.79)** | $ 1.47 | $ 1.51 |
| Loss from discontinued operation, net | **-** | - | (2,035) |
| Diluted net loss per share from discontinued operation | $ **-** | $ - | $ (0.04) |
| Total adjusted net (loss) income applicable to common stock | **(36,790)** | 71,806 | 70,176 |
| Total diluted net (loss) income per common stock | $ **(0.79)** | $ 1.47 | $ 1.47 |
| Weighted average number of shares of common stock outstanding during the year | **46,820,058** | 46,245,104 | 45,000,955 |
| Number of equivalent common shares attributable to ESOP | **-** | 2,479,806 | 2,550,234 |
| Common stock under stock option grants average shares | **-** | 46,954 | 212,524 |
| Average diluted shares | **46,820,058** * | 48,771,864 | 47,763,713 |

\* *For the year ended December 31, 2003, as Cleco incurred a loss from operations, there is no assumption of any potentially dilutive shares in the computation of diluted (loss) earnings per share.*